Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of **March 2008**

Commission File Number 001-31269

ALCON, INC.

(Translation of registrant's name into English)

Bösch 69
P.O. Box 62
6331 Hünenberg, Switzerland
41-41-785-8888
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or
Form 40-F.
Form 20-F ☐ x ☐ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b) (1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b) (7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also
thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.
Yes ☐   No ☐ x ☐

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-
2(b): 82- _____

Attached as Exhibit 99.1 is the Alcon inc. 2007 Financial Report
.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcon, Inc.
(Registrant)

Date   March 28, 2008   By   /s/ Stefan Basler
                                    Name: Stefan Basler
                                    Title: Attorney-in-Fact

Date   March 28, 2008   By   /s/ Martin Schneider
                                    Name: Martin Schneider
                                    Title: Attorney-in-Fact